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EXHIBIT (k)(iii)
AMENDMENT TO ADMINISTRATIVE AGREEMENT

                               FIRST AMENDMENT TO

                            ADMINISTRATION AGREEMENT

          THIS FIRST AMENDMENT TO ADMINISTRATION AGREEMENT (this "Amendment") is made as of the 14th day of October 2002, by and among Fund Administrative Services, L.L.C., a Colorado limited liability company (the "Administrator") and BOULDER GROWTH & INCOME FUND, INC., a Maryland corporation (formerly known as USLIFE Income Fund, Inc.) (the "Fund").

                                    RECITALS

     A. The Fund and Administrator are parties to an Administration Agreement dated as of January 23, 2002, pursuant to which the Administrator provides certain administrative functions for the Fund (the "Original Agreement"). The Original Agreement together with the Amendment and any future amendments is collectively referred to herein as the "Agreement".

     B. Under the terms of the Original Agreement the Board of Directors of the Fund (the "Board") was to review, approve and renew the Original Agreement annually on the anniversary of the date of the Original Agreement beginning on January 23, 2004 (the "First Renewal Date").

     C. Notwithstanding the First Renewal Date being in 2004, at a meeting of the Board on October 14, 2002, in conjunction with the renewal of the administration agreement with the Fund's "sister" fund, Boulder Total Return Fund, Inc. ("BTF"), the Administrator submitted a renewal proposal regarding the Agreement which recommended that the Agreement be synchronized with renewal of the administration agreement with BTF which expires, unless renewed, on December 31 of each year.

     D. The Board accepted the Administrator's recommendation and determined that it would be more efficient for the Fund to consider renewal of the Agreement on an annual basis in conjunction with the Board's review of the BTF administration agreement. Accordingly, the parties have agreed to amend the Original Agreement as follows.

                                    COVENANTS

          1. Amendment. The first sentence of the last paragraph of Paragraph 17 (Approval of Agreement) of the Original Agreement is deleted and replaced with the following language:

          This Agreement shall continue in effect with respect to the Fund until December 31, 2002, and thereafter shall continue automatically for successive annual periods ending on the last day of each calendar year, subject to the immediately following sentence, and provided such continuance receives Board Approval, including approval by the Non-Interested




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          Directors.

          2. All Other Terms and Conditions Unchanged. All other terms and conditions of the Agreement shall remain unchanged and in full force and effect.

          3. Counterparts. This Amendment may be executed in counterparts, each of which shall be deemed an original for all purposes, and together shall constitute one and the same Amendment.

     IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed as of the date first above written.

THE FUND:                              THE ADMINISTRATOR:

BOULDER GROWTH & INCOMD FUND, INC.,    FUND ADMINISTRATIVE SERVICES, L.L.C.,
a Maryland Corporation                 a Colorado limited liability company


By: /s/ Stephen C. Miller              By: /s/ Carl D. Johns

    Stephen C. Miller                      Carl D. Johns
Its: President                         Its: Assistant Manager